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                         August 2, 2021

       Christopher Ferguson
       Chief Executive Officer
       Vinco Ventures, Inc.
       1 West Broad Street, Suite 1004
       Bethlehem, Pennsylvania 18018

                                                        Re: Vinco Ventures,
Inc.
                                                            S-1 filed July 23,
2021
                                                            File No. 333-258106

       Dear Mr. Ferguson:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Dale
Welcome at 202-551-3865 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Manufacturing